MARUX

U.S.Patent 629411150

MARUX

ma·roo | /məˈrōō/



MARUX

Star Trek had the Tricoder for patient vitals, but imagine if you could receive remote vitals, and emergency pre-diagnostics through an embedded software on any device.





Augmented intelligence enabled SaaS, for telehealth, medical responsiveness, and remote diagnostics.

MARUX

PROBLEMS

First responders, emergency medical services (EMS), and emergency room (ER) hospital teams *do not have a software trainer-simulator that provides vital data on physical injuries for pre-diagnosis of emergency medical situations.*

There is a great disparity of health workers in rural and urban areas *which leads to difficulties in receiving remote diagnostics, and vital signs of in-home patients on a timely basis.*

MARUX

SOLUTIONS

Enables real-time data by Augmented-Intelligence, and telematics for medical assessments, and pre-diagnosis of transportation occupants **in an emergency or non-emergency situation**

Connects a Extended/Cross Reality (XR) platform interface **that helps** train first responders, and health professionals **in all medical assessment situations**

Enhances Augmented-Intelligence of telehealth data by Remote Diagnostics and Monitoring—in emergency or non-emergency situations

MARUX

PRODUCT VISION


Crushing dash
fractures right wrist
Crushing floorboard
fractures right foot

Default Interface Application
For All Emergency Medical Responders
(EMR) + Emergency Medical Systems (EMS)

Deep Machine Learning and Artificial Intelligence feedback
for Remote Diagnostics and Remote Monitoring

MARUX

UNIQUE APPLICATION

U.S.Patent 629411150

Cross-reality (XR), Motion Capture (MoCap), anchored by deep Machine Learning (ML), and Artificial Intelligence (AI); supports our patented application.



REMOTE MONITORING
MRD | MDS HIPAA
Medical Monitoring
AI / ML
MARUX
XR AR
NCAP ASTL AAA NHTSA
USER MOCAP MOBILE DEVICE
REMOTE DIAGNOSTICS
EMS
Transportation Telematics
MRD | MDS HIPAA
NEMSIS

LEGEND 1:

NHTSA - National Highway Transportation Safety Association
NCAP - New Car Assessment Program
ASTL - American Society of Transportation and Logistics
AAA - American Ambulance Association

LEGEND 2:

NEMSIS-National EMS Information System
MRD-medical records database
MDS-medical database systems
HIPAA-Health Insurance Portability and Accountability Act
EMS - Emergency Response Services

MARUX

VALIDATION

TELEHEALTH + MEDICAL MONITORING

Remote Diagnostics + Telehealth/Telemedicine + Medical Monitoring Systems -

Currently Valued at $57B



$26B
Remote Diagnostics Software
$25B
Telehealth + Telemedicine
$57.5B
2020
$6.5B
Medical Alert Systems
13.5%
CAGR
$42B
Remote Diagnostics Software
$108B
2025
$56B
Telehealth + Telemedicine
$10B
Medical Alert Systems

Source: Transparency Market Research + PRNewswire

MARUX

VALIDATION

TRANSPORTATION TELEMATICS

Automotive Telematics (embedded) +
Commercial / Fleet Telematics -

Currently Valued at $80.5B



$.5B
COMMERCIAL FLEETS
$80.5B
2020
$80B
AUTOMOTIVE TELEMATICS

27% CAGR



$1.7B
COMMERCIAL FLEETS
$226.7B
2025
$225B
AUTOMOTIVE TELEMATICS

Source: Allied Market Research + PRNewswire

MARUX

BUSINESS MODEL

Our model is a blended SaaS-based Business Intelligence (BI).

We charge a 4-Tiered Subscription between $300 to $600 / annually; plus Enterprise Level Licensing Set-up fees.*



Single Use Transportation Telematics
Commercial + Existing/New Vehicles

$80B

EMS Responders + Emergency Rooms / Hospitals

$500M*

Remote Medical Monitoring Patients + Senior Living Center Users

$57B

GO-TO-MARKET STRATEGY

MARUX

MARKETING CYCLE

BRAND



TIERED SUBSCRIPTIONS

FREEMIUM TRIAL

PURCHASE

SEGMENTS

EMERGENCY MEDICAL SERVICES (EMS)

TRANSPORTATION | TELEMATICS

REMOTE PATIENT MONITORING

REMOTE DIAGNOSTICS

CHANNEL

SPONSORED
- *GOOGLE ADS*

PARTNERSHIPS
- *REMOTE MONITORING*
- *REMOTE DIAGNOSTICS*
- *TRANSPORTATION*
- *INSURANCE*

LICENSING
- *ENTERPRISE*
- *PROFESSIONAL*

REVENUE STREAMS

MULTIPLE SUBSCRIPTIONS

ENTERPRISE LICENSING

STRATEGIC PARTNERSHIPS

ONLINE SALES

DIRECT

EXECUTE | METRICS

SCALE

MARUX

COMPETITIVE LANDSCAPE

MARUX	COMARCH	Boston Scientific Advancing science for life™	INFOBIONIC	GYANT	RESCUE HUB
Real-Time Data Cloud-based	Cloud-based e-Care	Cloud-based Heart-Logic	Cloud-based	Real-time Chat-based No Cloud	EMS reporting+accounting only
Machine Learning (ML) Artificial Intelligence (AI) Remote Diagnostics	AI - Remote Care Services	AI - Heart Failure Diagnostics	AI for Cardiac Diagnostics	AI for Collection of Patient History	No
Machine Learning (ML) Artificial Intelligence (AI) Remote Monitoring	ML for connected Medical Sector	AI - Remote Monitoring Solutions	No	No	No
Embedded SaaS Solution Multi-device	No SaaS Wearables only	No	Limited SaaS Cardiac only	No	No
Cross Reality (XR); EMS deployable	No	No	No	No	No

CURRENT STATE



<u>GENDER</u>: FEMALE
<u>AGE</u>: 73
<u>STATE</u>: IN DISTRESS
<u>DIAGNOSIS</u>: POSSIBLE HEART ATTACK
VITALS: 105 HR; TEMP: N

Able to capture standard 2D video from any device, and transform into data points with animated markers of the physical movement or facial recognition movement.

Augmented analytics, A.I. data algorithms, and deep learning data for biomechanics and kinesiology sets for head and neck injuries.

MARUX

MILESTONES

June 2020

AR / Unreal Engine - Unity Dev
ONGOING

July 2020

Deep Integration AI Machine Learning
DEV START

XR Mobile Dashboard Android
COMPLETE

Aug 2020

Sept 2020

Dev Full Functionality POC Occupant Safety
COMPLETE

XR Mobile Dashboard iOS
COMPLETE

Oct 2020

Baseline Integration AI Machine Learning
COMPLETE

Nov 2020

Dec 2020

XR Fully Functional EMS Dashboard
COMPLETE

AR / Unreal Engine - Unity Dev
ONGOING

MARUX

FOUNDERS | TEAM







JONATHAN Lightning Rayos - CEO | CTO Founder

Has the superpowers of seeing into the deep future. Ability to design, code, transform, and lead a team for digital transformation. Founded three technology companies in media, and hardware. Two successful exits & design patents. Self taught in JavaScript, Python, Unity. Passionate and self-trained in golf, triathlons, snowboarding, and simulation racing.

MICHAEL D'Orazio COO | Co-Founder

With the superpowers to build and connect. Has a vast expertise of centralizing teams of auto-mobility users. Founded a leading consulting firm for the OEM and Tier-1 sector in services, solutions, and systems applications. Passionate about Italian culture, classic cars, motorcycles, and family.

ROSE Pizzo CCO | Co-Founder

Brings an the superpowers of energy and creative strategy. Has led several OEM automotive launches and money saving process improvements. Leads with strong business intelligence and analytical skills. Passionate about all things automotive, especially Formula-1 motorsports.

MARUX

BOARD OF DIRECTORS

ADVISORY | TEAM

Dr. Paul Kruszewski, Ph.D
A.I. | Machine Learning Advisor

Founder of wrnchAI platform; processes digital images from cameras and videos using deep learning models to detect humans in images, His mission is to enable computers to see, understand, and respond to humans in the same way that people do

ILYA Gandzeychuk
Lead Software Engineer

With a comprehensive experience in technology consulting, software development, and enterprise solutions. Leads scalable team in continuous digital transformation. Extensive experience in Unity, Unreal Engine, AI, XR, AR, IoT, Cloud, Augmented Analytics, Data mining, Optional character recognition.

LARRY Gambatto
First Responders Advisor

Over 15+ years as a firefighter, first responder, hasmat lead, Engine Company Captain. Currently one of the State of Michigan's lead firefighter trainers.

MARUX

BOARD OF DIRECTORS

ADVISORY | TEAM

Dr. KELLY Dinnan, D.O.
Medical Advisor

American Medical Board certified specialist in general surgery, Over 12 years in acute care surgery with a special interest in critical care and emergency general surgery. Board certified in general surgery and surgical critical care. Fellow of both the American College of Surgeons and of Osteopathic Surgeons.

Dr. KENNETH E. Paik, M.D.,MBA
Machine Learning + Digital Health

Harvard, MIT trained clinical informatician, with specific expertise in big data analytics, health technology strategy, and mobile health. Unique multidisciplinary background in medicine, machine learning, and technology. Passionate about driving improvements in healthcare access + quality by leveraging innovative digital health technologies.

JUAN Sebastián Osorio Valencia A.I + Digital Health

Biomedical engineer with a master's in biomedical computing from MIT. Co-editor of the books Global Health Informatics, Principles of eHealth and mHealth to Improve Quality of Care (MIT Press, 2017), and Leveraging Big Data in Global Health (to be published by Springer Nature in 2019).

SEEKING | USE OF FUNDS

CROWDFUNDING

A. $1.07M for 10% Long Term Equity Shares of MARUX, LLC.

- Dev capital for approximately 1900-2500 of specialized development hours; plus machine learning database integration, and remote monitoring artificial intelligence onto cross-reality visuals; 2 year burn-rate for market development and operations.

B. $525K Short-term loan @10% payable within 2-years with 4% Equity

- Pilot launch of remote diagnostics with integrated artificial intelligence onto cross-reality visuals and real-time dashboard; 1 year burn-rate for market development and operations.


$1.07M
$525K

WHERE TO FIND US

MARUX

M-edical
A-ugmented
R-esponse
U- nreal
X-perience



ZARA



JAX & DIESEL

19 Clifford St., % WeWork - 4th Floor
6001 Cass Avenue - 2nd Floor
Detroit | Michigan | 48226
http://www.marux.co
admin@lightningmedia.info

MARUX

QUESTIONS



MARUX, WHAT'S THE DIAGNOSIS?